UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Calendar of Corporate Events - 2005

Information on the Company

Company Name	Banco Bradesco S.A.

Corporate Head Office Address	Cidade de Deus, Vila Yara, Osasco, SP

Internet Address	www.bradesco.com.br

Investor Relations Director	name: José Luiz Acar Pedro e-mail: 4000.diretoria@bradesco.com.br telephone: (0xx11) 3681-4011 fax: (0xx11) 3684-4630

Newspapers in which the corporate acts are published	Diário Oficial do Estado de São Paulo and Diário do Comércio, both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended 12.31.2004
Event	Date
Forwarding to BOVESPA (São Paulo Stock Exchange), CVM(Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Stock Exchange), LATIBEX (Latin -American Market) and making available to Stockholders (Site)	1.31.2005
Publication	2.2.2005

Standardized Financial Statements (DFP), related to the year ended 12.31.2004
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site)	1.31.2005

Annual Information (IAN), related to the year ended 12.31.2004
Event	Date
Forwarding to BOVESPA, CVM and making available to stockholders (Site)	4.8.2005

Consolidated Annual Financial Statements related to the year ended 12.31.2004
Event	Date
Forwarding to BOVESPA, CVM, SEC, NYSE, LATIBEX and making available to Stockholders (Site)	6.30.2005

Banco Bradesco S.A.
Calendar of Corporate Events - 2005

.2.

Semester Financial Statements and Consolidated Financial Statements related to the 1st semester, 2005
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site)	8.8.2005
Publication	8.10.2005

Quarterly Report (ITR)
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site) Relating to 1st quarter/2005	5.9.2005
Relating to 2nd quarter/2005	8.8.2005
Relating to 3rd quarter/2005	11.7.2005

Quarterly Consolidated Financial Statements in English and Spanish
Event	Date
Forwarding to SEC, NYSE, LATIBEX and making available to Stockholders (Site) Relating to 1st quarter/2005	5.9.2005
Relating to 2nd quarter/2005	8.8.2005
Relating to 3rd quarter/2005	11.7.2005

Silence Period prior to the Earnings Results Disclosure
Event	Date
Relating to the 1st semester/2005	7.24.2005 to 8.7.2005
Relating to the 3rd quarter/2005	10.23.2005 to 11.6.2005

Results Disclosure
Event	Date
Annual/2004	1.31.2005
Relating to the 1st quarter/2005	5.9.2005
Relating to the 1st semester/2005	8.8.2005
Relating to the 3rd quarter/2005	11.7.2005

Public Meeting with Analysts
Event	Date
Holding of Public Meeting with Analysts, open to other interested parties	9.13.2005 (Tuesday.) - Fortaleza, CE
9.15.2005 (Thursday) - Brasília, DF
9.20.2005 (Tuesday) - Belo Horizonte, MG
9.21.2005 (Wednesday) - Porto Alegre, RS
9.27.2005 (Tuesday) - Rio de Janeiro, RJ
10.4.2005 (Tuesday) - São Paulo, SP

Banco Bradesco S.A.
Calendar of Corporate Events - 2005

.3.

Special Stockholders’ Meeting to be held jointly with the Annual Stockholders’ Meeting
Event	Date
Sending of Public Call Notice to BOVESPA, CVM, SEC, NYSE and LATIBEX	2.21.2005
Publication of Public Call Notice	February 22nd , 23rd and 24th , 2005
Sending of Board of Director’s proposal for the Special Stockholders’ Meeting to BOVESPA, CVM, SEC, NYSE and LATIBEX	2.21.2005
Date the Special and Annual Stockholders’ Meetings are to be held	3.10.2005
Sending of the main resolutions of the Special and Annual Stockholders’ Meetings to BOVESPA, CVM, SEC, NYSE and LATIBEX	3.10.2005
Sending of the Minutes of the Special and Annual Stockholders’ Meetings to BOVESPA, CVM, SEC, NYSE and LATIBEX	3.18.2005

Board of Directors/Board of Executive Officers’ Meetings
Event	Date
Board of Executive Officers’ Meetings proposing to the Board of Directors the payment of monthly interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	1.18, 2.10, 3.15, 4.19, 5.17, 6.14, 7.19 and 8.16.2005
Board of Executive Officers’ Meeting proposing to the Board of Directors the setting of the system for monthly payment of interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	9.20.2005
Board of Directors’ Meetings appreciating
the Board of Executive Officers’ proposal
for the payment of monthly interest on own
capital - forwarding of information to
BOVESPA, CVM, SEC, NYSE and
LATIBEX	1.3, 2.1, 3.1, 4.1, 5.2, 6.1, 7.1, 8.1 and 9.1.2005
Board of Directors’ Meeting appreciating the Board of ExecutiveOfficers’ proposal for the setting of the system for monthly payment of interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	9.20.2005

Banco Bradesco S.A.
Calendar of Corporate Events - 2005

..4.

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of interim interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	6.15.2005
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of interim interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	6.29.2005
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of complementary interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	11.16.2005
Board of Directors’ Meeting appreciating the Board of Executive Officers’proposal for the payment of complementary interest on own capital - forwarding of information to BOVESPA, CVM, SEC,NYSE and LATIBEX	12.6.2005

Notices to the Market
Event	Date
Notices to the Market related to the payment of monthly interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	10.27, 11.25 and 12.28.2005

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director
September 20th , 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.